Exhibit 99.17
CONSENT OF F. BROWN
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated December 31, 2007 and amended February 19, 2008 entitled “Amended Peñasquito Project Technical Report Concepción del Oro District, Zacatecas State, México” (the “Amended Peñasquito Report”); and

2.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the Amended Peñasquito Report, the Wharf Mine, and the properties described therein.
Date: March 28, 2008

/s/ Fred Brown
Name:	Fred Brown
Title:	Independent Geological Consultant